Filed Pursuant To Rule 433
                                                     Registration No. 333-131598
                                                                  March 27, 2006



                              BROADCAST TRANSCRIPT

    Video Monitoring Services of America, Inc.


    Date      March 27, 2006
    Time      08:00 AM - 09:00 AM
    Station   TheStreet.com
    Location  Network
    Program   TheStreet.com Personal Finance

              GREG GREENBERG, reporting:

              I'm here today with George Milling-Stanley, Director of Corporate Communications for the World Gold Trust Services. Thanks a lot for joining us.

              Mr. GEORGE MILLING STANLEY (Director of Corporate Communications, World Gold Trust Services): Thanks for inviting me.

              GREENBERG: Today we're going to talk about the gold ETF and gold prices and all that fun stuff. First of all, gold is around $550 an ounce; it keeps going up, what's driving the price of gold?

              Mr. MILLING-STANLEY: It's the same things that have been driving it to double in price for the last five years. It's the falling value of the US dollar, it's rising inflation, it's equity markets that are still struggling to get back to the levels they were five years ago and rising geopolitical tensions. That's a good combination for gold.
              (Visual of Gold Price chart)

              GREENBERG: And how high can gold get and what would bring it much lower?

              Mr. MILLING-STANLEY: If you look at gold in real terms, it's still way, way below the all-time high that it reached at $850 phenomenal dollars in 1980. That's the equivalent of somewhere close to $3,000 now.

              So we could still have a long, long way to go given that all those four factors that I mentioned are probably stronger now than they've been at any time in the past five years.

              GREENBERG: Well with regard to supply one of the things that I've heard is that every piece of gold or every ounce of gold that's ever been pulled from the yard is still among us today.


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              Mr. MILLING-STANLEY: Right.

              GREENBERG: So when you add that much supply, it still hasn't affected the price and the other thing is, at what point do people say, 'gold has reached $600 an ounce, I'm going to start yanking my fillings out?'

              Mr. MILLING-STANLEY: I think if you're talking about above ground inventories you should regard them as stocks rather than supply. They're potential supply. At a price, I don't know what that price is, but at a price some of that will come back to the market. It still does.

              It's coming with the balancing factor given that demand always outstrips mining production; we need something to come out of t hose existing inventories just to make the market balance each year.

              At what price will people start taking the gold out of their teeth probably a heck of a lot higher than where we are right now because as I say, $850 an ounce drove an awful lot of recycling in 1980 but that equivalent is probably closer to $3,000 now, we're a long way from that.

              GREENBERG: Actually, I don't even know if they use gold in fillings any more. Nevertheless, people actually don't even buy gold any more, they buy the gold ETF which trades as GLD.

              It was a huge success for State Street when it came out in November of 2004 and you got the lead on the Barclays, which is the IAU, which came in a few months after that, you had first mover advantage. Now how did you work with State Street to get the GLD up and trading?

              Mr. MILLING-STANLEY: The important thing was the Gold Council, the World Gold Trust Services combined to develop the ETF. When we'd done that we then brought in State Street for their expertise in marketing ETFs.

              They're a marketing agent and they've helped us get out to first of all to the hedge funds, they were the initial buyers, the most enthusiastic ones when we first launched but increasingly State Street has brought in retail investors and those are sticky investors. They're people who like to buy and hold on for the long term. They're the kind of investors we like to see in GLD.

              GREENBERG: Now how does the GLD affect the price? Now it used to be, you'd buy some gold coins, you'd shove them in your safety deposit box and you just leave them there forever. How does the GLD affect price that you don't have to go to the bank?

              Mr. MILLING-STANLEY: Any incremental demand is obviously going to have an impact on the price but it's important to remember how relatively small the ETFs still are.

              If you take all the ETF community, the four products the Gold Council put together plus the Barclays product, you take all of those five gold ETFs, we are still less than 10 percent of each year's consumption of gold. The bulk of gold consumption is still in the form of jewelry with some in important industrial applications as well.

              So we have helped the price but I think only at the margin.

              GREENBERG: Now gold, you talk about industrial applications, gold does not have a lot of industrial applications but there are other metals which have more industrial applications than gold. So I know we keep talking about silver ETF, which supposedly is forthcoming any day now, what other precious metals and even non-precious metals can we foresee ETFs coming from?

              Mr. MILLING-STANLEY: I--

              GREENBERG: I know you're a gold guy but come on, work with me here.

              Mr. MILLING-STANLEY: It's a difficult question to answer. The way that I look at is there is space here for more ETFs for investors to enable them to diversify their portfolios but the reason why I'm in the gold business and not in the silver business or the platinum business is because I believe that gold is by far the best diversifier for any portfolio. It is the least correlated asset of any asset class there is.

              The other precious metals, the other base metals and all other commodities tend to be correlated with levels of industrial activity around the world. Gold doesn't. Gold responds to the monsoon in India. If there's a good harvest in India then more Indians buy gold jewelry.

              Gold responds to investor needs but gold responds to a whole bunch of different factors. It doesn't tend to respond, to the same extent, to the levels of economic activity. So it's the best diversifier there is.

              GREENBERG: So why wasn't gold responding throughout the 1990s? What took it so long to respond and really, for people--to hit people's radar screens now?

              Mr. MILLING-STANLEY: If you look at the whole period of 1980 through to 1999, you had a dollar that was gradually strengthening, you had stock markets around the world that were rising and you had inflation very firmly under control under Paul Volker and Alan Greenspan and you didn't have too much in the way of geopolitical tensions either. Those are the things that change the picture.

              GREENBERG: But we're not seeing that much inflation now. We've been getting pretty good CPIs and PPIs. I know that in terms of health care it's going up but in terms of--it really has not been that horrific.

              Mr. MILLING-STANLEY: It's not necessarily the statistics that really matter as people's perceptions of where those statistics are going. Inflation was down around one percent, inflation's probably now around four percent. That's the wrong direction and it's moving too fast for most people's comfort so they want some protection against it and gold has always provided good protection against inflation.

              GREENBERG: I think we've got to watch out for Ft. Knox. I think we have a new Goldfinger here. This is George Milling-Stanley. Thanks a lot for being with us.

              Mr. MILLING-STANLEY: Thank you, Greg, it's good to meet you.

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